UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No.______)*


                                 Powershares Exchange Traded Fund Trust II
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    73936T789
                        ------------------------------
                                 (CUSIP Number)

                                    12/31/2010
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 73936T789
     Marquette Asset Management, Inc
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 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      FIRM NAME & IRS TAX ID NO. GOES HERE
--------41-0883341--------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [  ]
      (b) [  ]
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 3    SEC USE ONLY
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 4    CITIZENSHIP OR PLACE OF ORGANIZATION  USA
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              5    SOLE VOTING POWER  334,260
NUMBER OF     --------------------------------------------------------------
SHARES
BENEFICIALLY      SHARED VOTING POWER
OWNED BY      -----------------------------------------------------------------
EACH
REPORTING     7    SOLE DISPOSITIVE POWER  334,260
PERSON WITH   -----------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER  0
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 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  334,260
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 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)[   ]
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 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)  6.08%
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 12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
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      IA
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